Mail Stop 4561

October 23, 2008

Lawrence P. Tu, General Counsel and Secretary
Dell Inc.
One Dell Way
Round Rock, TX 78682

      Re: **Dell Inc.**
              Amendment No. 1 to Registration Statement on Form S-4
              Filed October 14, 2008
              File No. 333-153440

Dear Mr. Tu:

We have reviewed your revised registration statement and response letter, and have the following comments:

Exchange Offer

Extensions, Delays in Acceptance, Termination or Amendment, page 14

1. Refer to prior comment 5 from our letter of October 7, 2008. Your disclosure beginning in the second paragraph on page 15 indicates that you reserve the right to delay accepting for exchange any old notes in the event that any of certain specified conditions have not been satisfied, regardless of whether you have extended the exchange offer. It is not appropriate to delay acceptance for conditions other than those relating to the receipt of regulatory approvals necessary to consummate the offer, absent an extension of the offer. Please revise your filing accordingly.

Plan of Distribution, page 116

2. The third full paragraph on page 116 of your amended registration statement suggests that broker-dealers or holders using the exchange offer to participate in a distribution of the new notes are required to comply with the registration and prospectus delivery requirements of the Securities Act only "if the resales are of new notes obtained by such holder in exchange for old notes acquired by such holder directly from [Dell]." It is unclear why you have qualified in this way your statement regarding the Securities Act requirements applicable to participants in a distribution. Please revise your disclosure to remove this language, or advise why you believe it is appropriate to retain this qualification.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. If you thereafter require assistance you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (214) 661-4634
Douglass M. Rayburn
Baker Botts L.L.P.